
May 16, 2011

Mr. Dian Min Ma, Chief Executive Officer
China Ruitai International Holdings Co., Ltd.
Wenyang Town
Feicheng City
Shandong, China 01089

   RE: China Ruitai International Holdings Co., Ltd.
      Item 4.01 Form 8-K filed April 20, 2011
      Item 4.01 Form 8-K/A filed May 13, 2011
      File No. 0-4494

Dear Mr. Ma:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        Jeffrey Gordon
        Staff Accountant